09045288

February 2nd, 2009

Schneider Electric

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On Behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Successful close of the bond issue, 7 January 2009 (Annex 1)
- One company program: towards a global leadership in energy management (Annex 2)

Presentation:

- Schneider Electric new company program presentation, 28 January 2009 (Annex 3)

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Philippe BOUGON

Schneider Electric SA
Postal address / Adresse postale :
35 rue Joseph Monier – CS30323
F-92506 RUEIL MALMAISON Cedex
Tel. +33 (0) 1 41 29 39 93
http://www.schneider-electric.com

Société anonyme à directoire et conseil de surveillance
au capital de 1 979 495 032 euros
542 048 574 RCS Nanterre – code APE : 6420Z
N°ident. TVA : FR FR 01 542 048 574
Siège social : 35 rue Joseph Monier
F-92500 Rueil Malmaison-France

dw 2/10

Schneider Electric

Press Release (p. 2)

- **One global company:** Simplification is a pre-requisite for many of the Group's strategic ambitions. It will be achieved through two levers:
  - Simplification of support functions: designing one simple way of doing business, notably in its Finance, HR, Marketing and Sales organizations, is expected to generate structural savings of € 600 million per annum by 2011.
  - Industrial productivity: building on its strong track record, the Group aims at further boosting productivity in its supply chain leading to gross cumulative savings of € 600 million to € 800M over 3 years.

These initiatives are designed to enhance the group's profile across a normal business cycle with organic growth of GDP + 3 points and EBITA margin potential of 13% to 16%.

Management to implement additional flexibility required by the global economic downturn

Low near term visibility resulting from the global economic downturn reduces considerably the group's ability to provide reliable forecast on growth. Schneider Electric will manage this uncertain environment by maximizing flexibility in its cost structure and, if need be, by implementing additional support function cost reduction up to € 400 million per annum by 2011. It aims to demonstrate its resilience and deliver a minimum EBITA margin of 12% before restructuring costs under the worst case of the range of scenarios of -5% to -15% organic growth in 2009.

Schneider Electric reaffirms its commitments to solid balance sheet and to shareholder return by maintaining:

- a FFO/net debt* ratio above 35%, corresponding to a rating of A-
- a dividend payout ratio of ~50%, payable in cash or in shares, at shareholder's option

Working towards long term sustainable growth and profitability

The management is confident that Schneider Electric will emerge from the ONE Program as a reference global player in energy management and as a lean company generating a high level of business performance and profitability.

****

Fourth-quarter 2008 sales and 2008 full-year results will be presented on February 19, 2009.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 120,000 employees achieved sales of more than 17.3 billion euros in 2007, through an active commitment to help individuals and organizations "Make the most of their energy."
www.schneider-electric.com

* *According to Standard & Poor's definition. FFO: Funds From Operations*

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Press Release

one company program: towards a global leadership in energy management

Rueil-Malmaison (France), 28 January, 2009 – Schneider Electric is hosting today a meeting with the investor community during which the management will present the Group's strategic ambition and operational priorities under the ONE company program for the period 2009 – 2011.

Success of the new² program (2005-2008)

The success of the previous company program new² demonstrated the ability of Schneider Electric to drive changes. Based on 2008 unaudited results, the Group beat all financial targets set for 2005-2008 with average annual organic growth of 10% (including 6.6% for 2008), EBITA margin of 15.0% (achieved in 2008), ROCE up 2 points and dividend payout of 50%.

With new², Schneider Electric has also transformed into the global specialist in energy management with market leadership and the most comprehensive and integrated portfolio. The Group is now in a strong position to capture opportunities arising from the growing concern on the energy challenges facing our planet.

ONE company program: two fundamentals and three transformations

"We see favorable long term market trends at work in our business environment. Customer satisfaction and people development remain the key fundamentals of Schneider Electric. We aim to build on them to pursue the strategic transformation of the company. ONE, our new company program, set forth the strategic initiatives for making us even more unique in the market place: become ONE solution provider, give priority ONE to new economies, while simplifying our processes to act as ONE global company", comments Jean-Pascal Tricoire, President and CEO.

The three major initiatives of the program will be presented by the management of Schneider Electric during the meeting:

- **One solution provider**: Schneider Electric will accelerate its drive to address end-user needs of customized solutions with strong energy efficiency benefits, thereby capturing a bigger part of the value chain. The Group will leverage its integrated portfolio of businesses by promoting a common architecture (*EcoStruXure®*) and adapting its organization to align with end-user segmentation.

- **One leader in new economies:** It aims to further boost its global footprint by reinforcing its presence in new economies as drivers for long term growth and cost competitiveness. Schneider Electric will step up local R&D and marketing promotion to better fit these markets' specificities. On the industrial side, the benefits of local sourcing and manufacturing will be continued.

Investor Relations :	Press Contact :	Press Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Carina Ho	**Véronique Roquet-Montégon**	**Michel Calzaroni**
		Olivier Labesse
Phone : +33 (0) 1 41 29 83 29	Phone : +33 (0)1 41 29 70 76	Phone : +33 (0)1 40 70 11 89
Fax : +33 (0) 1 41 29 71 42	Fax : +33 (0)1 41 29 71 95	Fax : +33 (0)1 40 70 90 46
www.schneider-electric.com		
ISIN : FR0000121972		

Schneider Electric

Financial information

Successful close of the bond issue

Rueil-Malmaison (France), January 7, 2009 – Schneider Electric today launched a €750 million bond issue with fixed coupon and maturing in July 2013, with a view to further reinforce its liquidity position and extend the average debt duration. This transaction was led by Barclays Capital, Natixis, Royal Bank of Scotland and Société Générale, and co-managed by BBVA, Banca IMI, Nordea and Santander.

This bond issue was significantly oversubscribed with total orders amounting to nearly € 3.5 billion and was priced at mid-swap +360bp.

The very positive response from the market to this bond issue shows investors' confidence in Schneider Electric's sound financial position, rated "A-" by Standard & Poor's and "A3" by Moody's.

The details of the issuance, made as part of Schneider Electric EMTN program, are the following:

	Tranche
Amount	€ 750 million
Maturity	July 2013
Coupon	6.75%
Issue price	99.956

About Schneider Electric
As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 120,000 employees achieved sales of more than 17.3 billion euros in 2007, through an active commitment to help individuals and organizations "Make the most of their energy."
www.schneider-electric.com

****

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric new company program presentation

January 28, 2009

Schneider Electric

A successful transformation of Schneider Electric

We have transformed our company

	2004	2008
Size	x2	
New businesses	36%	~ 50% + Solutions capability
Global footprint		
% of production costs in new economies	18%	41%
No. of employees in new economies	26,500	46,500
Productivity	+4.4% p.a.	

We have leading world market positions

	Low & medium voltage	Installation Systems & Control	Critical power & cooling services	Industrial automation & control	Building automation & security	Renewable
n°1	Schneider Electric	Legrand	Schneider Electric	Siemens	Honeywell	SMA
n°2	ABB	Schneider Electric	Emerson	Schneider Electric Rockwell	Siemens	Fronius
n°3	Siemens	Panasonic	Eaton		JCI	Schneider Electric
n°4				Mitsubishi	Schneider Electric	

Leader in Energy Efficiency

We have met all new[2] financial targets

Indicator	new[2] Targets[1] (2005-2008)	Achievements[2]
Organic sales growth	≥ 6% per annum	10% p. a. (+6.6% in 2008)
EBITA margin	13%-15%	15% (achieved in 2008)
ROCE	up 2pts	up 2pts
Dividend payout	~50%	50%

1 Targets upgraded in February 2007. Initial targets were >5% \| 12.5%-14.5% \| up 2 to 4pts, respectively
2 Based on 2008 unaudited results

… and delivered on efficiency initiatives

Efficiency initiatives	Results[1]
Customer satisfaction	Very satisfied customers rate up **30%**
Customer service	On-time delivery rate up **3pts**
Productivity	**4.4%** of products COGS on average
Rebalancing	**41%** of COGS in new economies
Logistics costs	Down **1.5pt**[2]
IT costs	Down **1.5pt**[2]
Support function costs	Down **~3pts**[2]

1 2008 unaudited results
2 Impact on EBITA as % of sales

We are a socially responsible company committed to sustainable development

The Planet & Society barometer to measure our improvements

A composite Barometer of 4 criteria and 10 indicators for:

- Environment
- People
- Community
- Governance

Our performance

In Sep 2008: **7.9/10**
vs. 3.6/10 in 2004

A recognised performance

We are in the main Socially Responsible Investment (SRI) indexes

- ASPI: Advance Sustainable Performance Indices Eurozone listing
- Dow Jones Sustainability World, DJ Stoxx Sustainability (Europe)
- Ethibel Sustainability Index: Excellence Europe and Excellence Global

Our vision



Energy is a key challenge to our planet

Energy need is booming	• If per capita energy consumption in China & India reaches US level, world consumption would triple • 1.6 billion people have no access to electricity
Mobilisation on climate change	• By 2030, ~3/4 of energy sources will remain CO_2-related • Grave consequences expected if global temperature rises by 3℃
Important need for reliable energy	Cost of 1 hour downtime = up to $10 million (depending on the industries)
Green energy is an opportunity	Share of renewable in energy mix could double in the next 20 years

The energy dilemma is here to stay

The facts		The need
×2	vs	**÷2**
Energy demand by 2050		CO_2 emissions to avoid dramatic climate changes
Source: IEA 2007		*Source: IPCC 2007, figure (vs. 1990 level)*

Energy management is the key to address the dilemma

Limitations of CO_2 emissions driven by energy savings and cleaner generation

Energy savings	Energy generation
• Expected payback: 2 to 5 years	• Expected payback: >10 years
• 1kW.h saved= 3 kW.h generated	• 1 kW.h saved = 1 kW.h generated
• Solution rapidly implemented	• Implementation delay
• Low investment threshold	• High investment threshold

Energy efficiency is the cheapest way to 'generate' energy

We are the global specialist in energy management

Energy production	Energy Management	Energy Usage
Thermal Nuclear Genset Hydro Solar Wind	Making energy: Safe Reliable Efficient Productive Green	Appliances HVAC Lifts Motors Machines Conveyors IT servers

We help our customers achieve more while using less of our common planet

We have the most comprehensive and integrated portfolio in energy management



Energy & Infrastructure
Industry
Data centres & networks
Buildings
Residential
critical power & cooling
low & medium voltage power
industrial automation & control
building automation & security
installation systems & control (wiring devices + home automation)
renewable energy solutions
solutions & energy efficiency
Historical presence
New businesses

Our businesses address 72% of the world's energy consumption


31%
Industry
& Infrastructure
>2%
Data centres &
networks
18%
Buildings
21%
Residential
28%
Transportation

One: our new company program for 2009-2011

One

The Case for Change: 4 radical transformations

From power and control…	>	… to energy management
From a product play …	→	… to a product and solution play
From leader in mature …	→	… to leader in mature and new economies
From multi local & complex	→	… to global and simple organisation

Strategic initiatives to be supported by 2 strong fundamentals

customer 1

- Strengthen **our basics**
- Develop **customer delight**
- Very satisfied customers: **+20%** by 2011

1 team

- Schneider Electric as an **employer of choice**
- Strong **collaboration** across geographies, entities and functions
- Develop **people and performance**

3 key transformations to drive long term growth and operational efficiency

1 solution provider

1 leader
in new economies

Long term **growth drivers** that support superior organic growth across the cycles

1 global
company

Positioned for **lower cost structure** in the near term & beyond

1 solution provider

1 leader
in new economies

1 global company

Solution with energy efficiency benefit is a must have for customers

- Cheaper



Coal
100 units
35 units
33 units
1 = 3
unit saved at home
units not generated at the power plant

- Quicker
  - Technology is available today with short term results
- Cleaner
  - "Negawatt" produces no environmental footprint
- Enhanced Security
  - Energy efficiency is homegrown, it reduces dependence on imports

Customers need simple solutions more than ever

Simple solutions for the increasing complexity of our life and work…



… enabled by connecting technologies in the last 4 years

- Mobile devices displacing traditional computing and communications methods
- Internet access and usage is booming
- Web 2.0 is spreading fast

Each market segment has specific needs requiring customized answers

	Key market segments
Energy & infrastructure	• Utilities • Oil and gas • Marine
Industry	• OEMs • Water and waste water (WWW) • Mining, Minerals, Metals (MMM)
Data centers & networks	• Data centres • Finance
Buildings	• Retail • Hotels • Hospitals • Offices
Residential	• Residential

We aim to leverage our solution capability to capture a bigger part of the value chain …



Schneider Electric solutions offer
€5.7bn[1] orders, ~30%[1] of group
Product
Package
Independent system
Integrated system
End-user need
Multi-function
Process/system performance
Business Performance
Energy Efficiency as a key feature

[1] Figures in 2008

... through our EcoStruxure® that bridges our fields of expertise

- Provide interoperability & openness to third party systems
- Leverage connecting technologies
  Standard communication low cost and pervasive
  Supervision software using web 2.0 technology

EcoStruxure®


Building Automation & renewables
Power
Critical Power & Cooling Services
Industrial automation
Third party systems

EcoStruxure® for buildings


Building management
HVAC control
Lighting control
Access control
Security
Electrical distribution
Energy monitoring
Motor control
Critical power
Renewable energies

Building: the leading end-user interface

Targeted segments


Retail
Hospitals
Offices
Hotels

Simple Integration | Interoperability and openness to third party systems | EcoStruxure®

Efficiency
- >30% energy saving
- Optimised Capex & Opex

Green
- Connection to renewable energies

EcoStruxure® for industry



Manufacturing Enterprise System
Process control
Motor control
Electrical distribution
Power monitoring & control
Security

Process: the leading end-user interface

Targeted segments



Mining, Mineral, Metal
OEMs
Water

Simple Integration | Interoperability and openness to third party systems | EcoStruxure®

Productivity
- Easy PLC programming
- Scalable systems

Efficiency
- Up to 30% energy savings
- Capex & Opex reduction

Safety
- Secured power
- Certified process control

A new adapted organization with end-user focus

Each business is the unique interface of customers in end-user segment and is expert on a business line

4 Businesses	=	End user segments	+	Lines of Business
Power		Residential Utilities Oil & Gas Marine		Power
Process		OEMs Mining, Mineral & Metals Water		Industrial Automation
Building		Retail Hotels Hospital Offices		Building Automation & Renewables
IT		Data centers Finance		Critical Power & Cooling Services

We bring value all along the energy efficiency lifecycle with standardized approach


up to
30%
energy saving
Measure
1. Energy audit
and metering
Fix the basics
2. Low consumption
devices
Power quality
Power reliability
Automate
3. Solutions in :
• building management,
• power management,
• motor control,
• lighting control
Monitor
4. Monitoring
and consulting
services

Increased presence to end-user will further boost our service business

Build

Solutions offered directly to end-users

Lifecycle of customer's installation

Improve

Services of:
- Performance audit
- Energy audit
- Consulting support

Operate

Services of:
- Operations and maintenance
- Audit and diagnosis
- 24/7, 365 days operational support

SERVICES

~ €2bn sales, growing +20%

10% of Group

18% of Critical Power

24% of Building Automation

- Create appetite for services
- Build long-term partnerships
- Become a preferred partner

We are one solution provider with enhanced growth profile

- Common architecture that bridges our fields of expertise, with open interoperable systems
- End-users focused front offices
- Energy efficiency as the key enabler for the implementation of solutions
- Virtuous circle leading to increased service revenues

Solutions grow at GDP + 5pts
across the cycles

1 solution provider

1 leader
in new economies

1 global company

New economies are a major opportunity for our generation

Top 6 GDPs


USA
Japan
Germany
China
UK
France
2006
China
USA
India
Brazil
Russia
Japan
2050

We have established strong market presence and industrial base in new economies

	2004		2008
Sales in new economies*		×2.2	€6bn (32% of Group)
Production costs (% of Group)	18%		41%
Purchasing	21%		48%
Employees	26,500		46,500 (40% of Group)

*Asian countries excluding Japan, Africa, Middle East, Latin America & Mexico, Eastern Europe including Russia

Our ambition is to become the champion in new economies by 2011

	2008	2011	
Boost R&D and marketing to be as local as possible			
• R&D and support function rebalancing Local sales to be supported by local skills	19%	33%	Grow at GDP + 6pts across the cycles
• Invest in SE Brand notoriety for clear and long term recognition			
Capture productivity opportunity			
• Continued industrial rebalancing through sourcing and manufacturing	41% of COGS	50% of COGS	

1 solution provider

1 leader
in new economies

1 global company

Simplification is a pre-requisite for many of our strategic initiatives

Reduce complexity	2008	2011	vs.2008
Product references (SKUs)	800 000	400 000	÷ 2
Production suppliers	20,000	10,000	÷ 2
Active brands	120	10	÷ 12
Operating sites (industrial & commercial)	1,400	1,000	-30%
Reporting entities	560	350	-40%
Complexity Index	100 → Reference base	1	

One simple way of doing business across the board

We have launched initiatives leading to a minimum of € 1.4 billion savings by 2011


€m savings*
Blue sky scenario
Worst case scenario
One
simple way
One
lean supply chain
600
800
600
400
600
Crisis adaptation

* Before restructuring costs of up to €660m over 3 years

1 solution provider

1 leader
in new economies

1 global company

- **One** simple way

Our ambition is to generate structural savings of a minimum of €600m per year from 2011

Simplification streams	Structural savings ambition (in €m)
Finance & HR optimization	140
Marketing simplification	130
Sales Force effectiveness	210
Other actions (Reduction of management entities, support for industry…)	120



140
130
210
120
2011
Savings *

~15% of total support function costs

* Before restructuring costs

We have identified key levers for structural changes

Simplification streams	Key levers for structural reduction in costs
Finance & HR optimization	• **Harmonize practices to increase service level to business** • **Deploy shared services across the board** > for all transactional activities > for expertise resources
Marketing simplification	• **Eliminate overlaps between business units & geographies** • **Regionalize/Globalize when possible** (communication, web…)
Sales Force Effectiveness	• **Optimization of commercial processes** (increase productivity of field sales & reduce support costs)
Other actions	• **Reduction of the number of management entities** • **Less support in a context of simplified industrial footprint** • **New organization to be streamlined**

Implementation has started rapidly to ensure initial savings and a progressive ramp-up

Cumulative savings (in €m)



200
450
600
600
2009
2010
2011
2009-2011
aggregate

~45%
in Western Europe

~25%
in North America

~30%
in new economies

Additional cost savings up to €400M could be generated as a function of volumes decline

Adaptation streams	Potential of adaptation savings (in €m) — 2011 Savings*
Finance, HR & Marketing	Up to 60
Sales Force	Up to 160
R&D and IT	Up to 130
Other actions	Up to 50

Temporary savings as remedy to a further deterioration of environment

* Before restructuring costs

1 solution provider

1 leader
in new economies

1 global company

- One simple way
- One supply chain

Our objective is to boost productivity in our supply chain

- Continue to simplify our supply chain to drive improved services for our customers at lower cost

	2008	2011
Product references (SKUs)	**800,000**	**400,000**
Production suppliers	**20,000**	**10,000**
Distribution centers	**140**	**80**

2x **more efficient**

- Reduction of product cost by reinforcing the quality and value engineering
- Continue the rebalancing of our industrial footprint with suppliers and manufacturing sites

Cumulative gross savings of **€600 – 800m** by 2011

Large savings are expected from supplier concentration


Concentrate
Maintain
Disengage


% of purchases
from selected suppliers
39%
70%
2008
2011

- Select a limited number of suppliers demonstrating best-in-class quality, delivery and cost and co-development competencies

- Massify purchasing with 1,000 to 1,200 selected suppliers
- Start immediately at new product development level

Continuing rebalancing of industrial costs and headcount to low cost countries



2001
2008
2011
Industrial Costs
Manufacturing headcount
10%
41%
50%
32%
58%
67%
LCC %
HCC %

The target is to rebalance ~240M€ per year to low cost countries

Financial strategy and targets

Across the cycle, Schneider Electric's profile is a growth rate at GDP +3 points



Expected growth profile
New economies
32%
GDP + 6 pts
Solutions with EE features
30%
GDP + 5 pts
Mature business
45%
GDP
Average growth profile
GDP +3 pts
2008 sales
Overlap (7%)

Across the cycle, earnings drivers should support a continued improvement of profitability

new² target: EBITA range 13%-15%
2008 upcycle achievement: 15% margin

+

- One solution provider
- Leader in new economies
- One simple way
Structural savings of €600m
- One lean supply chain
productivity of €600 – 800m

-

- Global IT system
Deployment (€150m)
- Salary and general
cost inflation
- Mix effect

In a normal cycle, Schneider Electric is able to generate an EBITA margin range of 13%-16%

In the short term we are prepared to manage a global economic downturn

Environment	Management Response	Outcome
Low visibility	Flexibility	Resilience
High uncertainty on the severity of the downturn Impact on organic growth difficult to forecast Our scenario is a range of **-5% to -15%** growth in 2009	We are geared to manage the worst case scenario: - **Intensification** of support function costs reduction - **Conservative cash management** (capex reduction, active working capital management) - Restructuring costs up to **€660m** over 3 years	Under these conditions, we want to deliver: - Support function costs savings of **€0.6-1.0bn** - **EBITA margin floor at 12%** before restructuring costs in the worst case - a cash conversion of **100%** of net income

Strong liquidity has been achieved through the credit crisis

- Even in a worst case scenario, we have secured a minimum €3 billion liquidity by end 2011

Commitments

- **A- rating (FFO / net debt ratio > 35%)**
- **Dividend pay out ~50%**

Key assumptions

- **Worst case volume scenario**
- **No acquisition / divestiture**
- **Restructuring costs of €660M**

Cash & available credit lines (€bn)



31.12.08
3.8
31.12.09
4.6
31.12.10
2.9
31.12.11
3.3
Liquidity position could be higher with a payment of dividend in shares, at shareholder's option

Schneider Electric's business model is resilient

Markets	Activity	Structure
Diversified end-markets	Capture additional value in the market through solutions and services	Flexible cost structure (70% of COGS variable)
Diversified geographic exposure	Increased presence in new economies	Production in low cost countries (41% of COGS)
Multiple accesses to markets	Exposure to government stimulus plans	Simplification (support function costs reduction) & lean supply chain

Help people make the most of their energy

Schneider Electric

Definitions

- EBITDA: EBIT before net depreciation and amortization
- EBITA: EBIT before amortization and impairment of purchase accounting intangibles
- Capital Employed: Shareholders' equity + net debt + provisions
- Cash conversion: Free cash flow / net income
- Free cash flow: Operating cash flow – change in working capital – net capital expenditures
- ROCE: After tax EBITA / Capital Employed

Help people make the most of their energy

Schneider Electric

END